Exhibit (a)(1)(D)
Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Sharps Compliance Corp.

at

$8.75 Net Per Share

Pursuant to the Offer to Purchase dated July 25, 2022

by

Raven Houston Merger Sub, Inc.
a wholly owned subsidiary of

Raven Buyer, Inc.
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 19, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED.
July 25, 2022
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
Raven Houston Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Raven Buyer, Inc. (“Parent”), a Delaware corporation, is offering to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of Sharps Compliance Corp. (“Sharps”), a Delaware corporation, for $8.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith.
Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.
Enclosed herewith for your information and forwarding to your clients are copies of the following documents:
1.	The Offer to Purchase, dated July 25, 2022.
2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients.
3.
The Notice of Guaranteed Delivery to be used to accept the Offer if certificates representing Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary & Paying Agent”), or if the procedures for book-entry transfer cannot be completed, prior to the expiration of the Offer.

4.
A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	Sharps’s Solicitation/Recommendation Statement on Schedule 14D-9.
6.	Internal Revenue Service Form W-9.
7.	A return envelope addressed to the Depositary & Paying Agent.
YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 19, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 12, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Sharps. The Merger Agreement provides, among other things, that after consummation of the Offer, Purchaser will merge with and into Sharps (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Sharps continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than any Shares owned directly or indirectly by Parent, Purchaser or Sharps and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger) will be automatically converted into the right to receive the price per Share paid in the Offer, net to the holder in cash, without interest and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.
At a meeting duly called and held on July 11, 2022, after careful consideration, including review of the terms and conditions of the Offer in consultation with certain members of Sharps’s senior management as well as Sharps’s financial and legal advisors, and after considering its fiduciary duties under Delaware law, the board of directors of Sharps (the “Sharps Board”) unanimously (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Sharps and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions therein, and determined and resolved that the Merger would be governed by Section 251(h) of the DGCL, and (iii) resolved to recommend that Sharps’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
The Offer is conditioned upon, among other things: (i) prior to the expiration of the Offer, there being validly tendered (not counting as validly tendered any Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) and not validly withdrawn a number of Shares that, together with the Shares, if any, then owned by Parent or any of its subsidiaries, would represent at least one Share more than fifty percent (50%) of the number of Shares that are then issued and outstanding as of the expiration of the Offer on a fully diluted basis (which means the number of Shares outstanding, together with all Shares that Sharps would be required to issue pursuant to the conversion or exercise of all options, rights and securities convertible into or exercisable for Shares or otherwise, and regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof); and (ii) prior to the expiration of the Offer, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, in respect of the transactions contemplated by the Merger Agreement having expired or having been terminated. The Offer is also subject to the other conditions described in the Offer to Purchase.
In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary & Paying Agent of (i) certificates representing such Shares (except in the case of Shares held in a book-entry/direct registration account maintained by Sharps’s transfer agent) or confirmation of book-entry transfer of such Shares into the Depositary & Paying Agent’s account at the Book-Entry Transfer Facility (as defined in Section 3 of the Offer to Purchase) (a “Book-Entry Confirmation”), (ii) a properly completed and duly executed Letter of Transmittal with all required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary & Paying Agent. Under no circumstances will interest be paid on the consideration paid for Shares accepted for purchase in the Offer, regardless of any extension of the Offer or any delay in making payment for such Shares.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. Purchaser may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than D.F. King & Co., Inc. (the “Information Agent”) and the Depositary & Paying Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers.
Any stock transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by the owner or holder of such Shares, in accordance with Instruction 6 of the Letter of Transmittal.
If a stockholder wishes to tender Shares in the Offer, but: (a) the certificates representing such Shares are not immediately available or cannot be delivered to the Depositary & Paying Agent prior to the expiration of the Offer; (b) such stockholder cannot comply with the procedures for book-entry transfer prior to the expiration of the Offer; or (c) such stockholder cannot deliver all required documents to the Depositary & Paying Agent prior to the expiration of the Offer, such stockholder may tender Shares by complying with the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,

Raven Buyer, Inc.
NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PARENT, PURCHASER, SHARPS, THE INFORMATION AGENT OR THE DEPOSITARY & PAYING AGENT, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.
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